SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A Publicly-held Company – C.N.P.J. 02.558.074/0001-73

NOTICE TO THE SHAREHOLDERS
 PAYMENT OF DIVIDENDS AND INTEREST ON THE OWN CAPITAL
FOR FISCAL YEAR 2009 – 2nd INSTALLMENT

Vivo Participações S.A. (“Vivo Part”), hereby publicly informs to the shareholders that, as per the Notice to the Shareholders disclosed on 02/10/2010, it will pay the 2nd installment of the Interest on the Own Capital – JSCP and Dividends, with respect to common and preferred shares, benefiting shareholders of record of Vivo Part at 12.30.2009 and 02.26.2010, respectively, which payment was resolved at the Meeting of the Board of Directors held on 02.09.2010 ad referendum to the General Shareholders’ Meeting held on 04/16/2010, as follows:

1) AMOUNTS PAYABLE PER SHARE

Earnings	Total Value per Commom and Preferred share	50% at 10/25/2010	Shareholding position date
Gross JSCP per share – R$ (1)	0.260606460918	0.130303230459	12/30/2009
Net JSCP per share – R$ (2)	0.221515491780	0.110757745890	12/30/2009
Dividends per share	1.827783667493	0.913891833746	2/26/2010
  the gross values of JSCP per common or preferred shares will be paid to tax-immune or tax-exempted shareholders;
   the net values of JSCP shall be paid to taxed shareholders, after deduction of the withheld Income Tax at 15%; and, no withheld income tax is levied on the amounts of dividends, as set forth in art. 10 of Law  nº 9.249/95.

2) FORM OF PAYMENT:

2.1.) Credit to the bank account designated by the shareholder and updated until 10/18/2010 by Banco Bradesco S.A. (“Bradesco”), the Trustee Institution in charge for the book-entry shares of this company;
2.2.) Interest and Dividends related to shares under trust custody with the BM&FBOVESPA S.A. – Stock, Commodities and Futures Exchange of São Paulo, shall be paid to BM&FBOVESPA itself, which will transfer the amounts to the relevant shareholders through the custody agents; and
2.3.) Payment from branches of Bradesco, for those shareholders not falling within one of the preceding alternatives.

3) GENERAL INSTRUCTIONS
In order to qualify for receipt of the JSCP or dividends, a shareholder not registered as per item 2.1 above, shall be required to appear at the place of assistance, provided with evidence of a Bank Account for registration (optional), and with certified copies of the identification documents:

- Individual: CPF and Identity Card; proof of updated address (2 months);

- Legal Entity: CNPJ, partners’ documents, Minutes of Meetings, Bylaws, proof of updated address (2 months), Articles of Association and their respective amendments.

It is mandatory to provide a power of attorney drawn-up with a notary’s office with specific powers for receipt of dividends, in case the Shareholder is represented by an attorney-in-fact, accompanied by the proof and certified copies of the above mentioned documents, as the case may be.

4) PLACES OF ASSISTANCE

All branches of the Trustee Institution in charge of the book-entry shares of this company.

5) IMPORTANT NOTICE

In accordance with letter “a”, item II of Article 287 of Law no. 6404/76 – (“Brazilian Corporate Law”), the statute of limitations for receipt of dividends is of three (3) years, counted from the date on which the dividends are made available to the shareholders, and in case of year 2009, as the dividends will be paid in two installments, the statute of limitations will prevail 3 years after 10/25/2010.

São Paulo, October 13, 2010.

Cristiane Barretto Sales
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.